Exhibit 12.1

CKE RESTAURANTS, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

(Unaudited)

	Successor		Predecessor
	Fiscal 2012	Twenty-Nine Weeks Ended January 31, 2011	Twenty-Four Weeks Ended July 12, 2010	Fiscal 2010	Fiscal 2009	Fiscal 2008
Earnings(1):
(Loss) income before income taxes and discontinued operations	$(11,340)	$(39,301)	$257	$63,176	$58,489	$59,731
Fixed charges	109,493	61,523	22,973	50,413	59,977	64,291
Less: capitalized interest	(461)	(414)	(282)	(766)	(1,294)	(2,059)

	$97,692	$21,808	$22,948	$112,823	$117,172	$121,963

Fixed charges(2):
Interest expense	$77,366	$43,681	$8,617	$19,254	$28,609	$33,033
Capitalized interest	461	414	282	766	1,294	2,059
Interest component of rent expense	31,666	17,428	14,074	30,393	30,074	29,199

	$109,493	$61,523	$22,973	$50,413	$59,977	$64,291

Ratio of earnings to fixed charges	—	—	—	2.2	2.0	1.9

Deficiency (if fixed charges exceed earnings)	$(11,801)	$(39,715)	$(25)	$—	$—	$—
Rent expense	94,999	52,285	42,221	91,178	90,221	87,597
Interest component (1/3 of rent expense)	31,666	17,428	14,074	30,393	30,074	29,199

(1)	“Earnings” consists of (loss) income before income taxes and discontinued operations plus fixed charges less capitalized interest.
(2)	“Fixed charges” include interest both expensed and capitalized, amortized discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.